

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 11, 2010

Mr. Richard Astrom
Chief Executive Officer
Genesis Capital Corporation of Nevada
11415 NW 123 Lane
Reddick, FL 32686

> Re: **Genesis Capital Corporation of Nevada**
> **Form 8-K**
> **Filed February 2, 2010**
> **File No. 0-27831**

Dear Mr. Astrom:

We have completed our review of your Item 4.01 Form 8-K and have no further comments at this time.

Sincerely,

Dave Walz
Staff Accountant
Office of Beverages, Apparel and
Healthcare Services